EXHIBIT 99.1

Statoil ASA: Notifiable trading

STAVANGER, Norway, March 16, 2016 -- On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 15 March 2016 purchased 700,095 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 127.98 per share.

Before distribution to the employees, the Share saving plan has 8,942,097 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

HUG#1994847

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524